EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 of Energy Resources 12, L.P. (the “Partnership”) is based on and qualified by the Partnership’s First Amended and Restated Limited Partnership Agreement (“Partnership Agreement”). The following summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Partnership Agreement, which is incorporated by reference as Exhibit 3.2 to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. The Partnership encourages you to read the Partnership Agreement and the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (“Delaware Act”) for additional information.

General

The Partnership Agreement provided for the offering and sale of up to 17,631,579 common units. On July 25, 2017, the Incentive Distribution Rights were issued to the Partnership’s general partner. The Partnership Agreement authorizes the Partnership’s general partner, without approval of common unit holders, to amend certain parts of the Partnership Agreement, in whole or in part, within the limits set forth in the Partnership Agreement and under Delaware law.

David Lerner Associates, Inc. (the “Dealer Manager”) was the dealer manager for the offering of the Partnership’s common units. Under the agreement with the Dealer Manager, the Dealer Manager received a total of 6% in selling commissions and a marketing expense allowance based on gross proceeds of the common units sold. The Dealer Manager may also be paid Dealer Manager Incentive Fees (after Payout, discussed below), which is a cash payment of up to an amount equal to 4% of gross proceeds of the common units sold based on the performance of the Partnership. Based on the common units sold through the best-efforts offering, the total contingent fee is a maximum of approximately $8.7 million.

Common units

Units issued and outstanding – 11,031,579 common units.

Voting – see “Voting Rights” below for more information.

Distributions – holders of the common units are entitled to receive proportionately any dividends if, and when, such dividends are declared by the Partnership.

Other rights – the common units do not have a sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Incentive Distribution Rights (IDRs)

Voting – subject to the provisions of Partnership Agreement, a holder of IDRs does not have the right to vote on Partnership matters, except with respect for amendments to the Partnership Agreement that would adversely affect such IDR interests, in which case a holder of IDRs will have a right to vote thereon as a separate class.

Distributions – the Partnership will not make any distributions with respect to the IDRs until Payout occurs. See below for the distribution rights of holders of IDRs after Payout.

Rights at Payout

The Partnership Agreement provides that Payout occurs on the day when the aggregate amount distributed with respect to each of the common units equals $20.00 plus the Payout Accrual. The Partnership Agreement defines “Payout Accrual” as 7% per annum simple interest accrued monthly until paid on the Net Investment Amount outstanding from time to time. The Partnership Agreement defines Net Investment Amount initially as $20.00 per unit, regardless of the amount paid for the unit. If at any time the Partnership distributes to holders of common units more than the Payout Accrual, the amount the Partnership distributes in excess of the Payout Accrual will reduce the Net Investment Amount.

All distributions made by the Partnership after Payout, which may include all or a portion of the proceeds of the sale of all or substantially all of the Partnership’s assets, will be made as follows:

●

First, (i) to the record holders of the Incentive Distribution Rights, 30%; (ii) to the Dealer Manager, the “Dealer Manager Incentive Fees”, 30%, until such time as the Dealer Manager receives 4% of the gross proceeds of the common units sold; and (iii) to the record holders of outstanding common units, 40%, pro rata based on their percentage interest;

●	Thereafter, (i) to the record holders of the Incentive Distribution Rights, 60%; and (ii) to the record holders of outstanding common units, 40%, pro rata based on their percentage interest.

The information below further summarizes certain sections of the Partnership Agreement to address the rights of the holders of the common units.

Purpose

The purpose under the Partnership Agreement is limited to any business activity that is approved by the general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that the general partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the general partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Power of Attorney

Each limited partner, and each person who acquires a common unit from a common unitholder, by accepting the common unit, automatically grants to the general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for the Partnership’s qualification, continuance or dissolution. The power of attorney also grants the general partner the authority to amend, and to make consents and waivers under, the Partnership Agreement.

Capital Contributions

Common unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability”. The general partner will make only a nominal capital contribution to the Partnership. No cash capital contributions will be made with respect to the IDRs.

Voting Rights

The following is a summary of the voting rights of the holders of common units. A common unit majority is a vote or consent by the holders of a majority of the common units then outstanding.

Amendment of the Partnership Agreement

Certain amendments may be made by the general partner without the approval of the common unitholders. Other amendments generally require the approval of the holders of a majority of the common units (including common units held by the general partner and its affiliates) which the Partnership refers to as a “common unit majority.”

Merger of the Partnership or the sale of all or substantially all of its assets	Common unit majority and the holder of a majority of the IDRs in certain circumstances.

Dissolution of the Partnership	Common unit majority

Continuation of the Partnership’s business upon dissolution	Common unit majority

Withdrawal of the general partner

The general partner does not have the right to withdraw as the general partner without the consent of the holders of a majority of the common units other than common units owned by the general partner and its affiliates.

Removal of the general partner	Holders of the common units do not have the right to remove the general partner.

Transfer of the general partner interest

The general partner may transfer all, but not less than all, of its general partner interest in the Partnership without a vote of the common unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party.

Transfer of incentive distribution rights	The general partner has agreed not to transfer the incentive distribution rights prior to October 24, 2022.

Transfer of ownership interests in the general partner	The general partner has agreed that it will not permit a change of control of the general partner to occur.

Limited Liability

Assuming that a limited partner does not participate in the control of the Partnership’s business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to the Partnership for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

●	to approve some amendments to the Partnership Agreement; or
●	to take other action under the Partnership Agreement;

constituted “participation in the control” of the Partnership’s business for the purposes of the Delaware Act, then the limited partners could be held personally liable for the Partnership’s obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with the Partnership who reasonably believe that the limited partner is a general partner. Neither the Partnership Agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, the Partnership knows of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the Partnership Agreement.

The Partnership’s subsidiaries conduct business in states other than Delaware. Maintenance of the Partnership’s limited liability as an owner of its subsidiaries may require compliance with legal requirements in the jurisdictions in which the subsidiaries conduct business, including qualifying the Partnership’s subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of the Partnership’s interest in its subsidiaries or otherwise, it were determined that the Partnership were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to approve some amendments to the Partnership Agreement, or to take other action under the Partnership Agreement constituted “participation in the control” of the Partnership’s business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for the Partnership’s obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. The Partnership will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Amendment of the Partnership Agreement

General

Amendments to the Partnership Agreement may be proposed only by or with the consent of the general partner. However, the general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a common unit majority.

Prohibited Amendments

No amendment may be made that would:

●	enlarge the obligations of any limited partner without its consent; or
●

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the general partner or any of its affiliates without the consent of the general partner, which consent may be given or withheld at its option; or

●

materially adversely affect the rights of the holders of IDRs without the consent of the holders of a majority of IDRs, as applicable; provided that if such amendment to the Partnership Agreement is made in connection with a Liquidity Event, such consent by the holders of IDRs may not be unreasonably withheld.

No Common Unitholder Approval

The general partner may generally make amendments to the Partnership Agreement without the approval of any limited partner or assignee to reflect:

●	a change in the Partnership’s name, the location of its principal place of its business, its registered agent or its registered office;
●	the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement;
●

a change that the general partner determines to be necessary or appropriate to qualify or continue the Partnership’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither the Partnership nor its wholly-owned operating subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

●

an amendment that is necessary, in the opinion of the Partnership’s counsel, to prevent the Partnership or the general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA;

●	any amendment expressly permitted in the Partnership Agreement to be made by the general partner acting alone;
●	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;
●

any amendment that the general partner determines to be necessary or appropriate for the formation by Partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Partnership Agreement;

●	a change in the Partnership’s fiscal year or taxable year and related changes;
●

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

●	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, the general partner may make amendments to the Partnership Agreement without the approval of any limited partner if the general partner determines that those amendments:

●	do not adversely affect the limited partners in any material respect;

●

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

●

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

●	are necessary or appropriate for any action taken by the general partner relating to splits or combinations of common units under the provisions of the Partnership Agreement; or
●

are required to effect the intent expressed in the prospectus describing the public offering of common units or the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Opinion of Counsel and Common Unitholder Approval.

The general partner will not be required to obtain an opinion of counsel that an amendment proposed by the general partner will not result in a loss of limited liability to the limited partners or result in the Partnership being treated as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding common units voting as a single class unless the Partnership first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of the Partnership’s limited partners.

Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding common units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of the Partnership requires the prior consent of the general partner. However, the general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interest of the Partnership or the limited partners.

In addition, the Partnership Agreement generally prohibits the general partner without the prior approval of the holders of a common unit majority from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of the Partnership’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on its behalf the sale, exchange or other disposition of all or substantially all of the assets of the Partnership’s subsidiaries. In addition, if the sale of assets or merger, consolidation or other combination would result in an amendment to the Partnership Agreement that is materially adverse to the holders of IDRs, the sale of assets, merger, consolidation or other combination will require approval of the holders of a majority of IDRs, as the case may be, which approval may not be unreasonably withheld. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership’s assets without that approval. The general partner may also sell all or substantially all of the Partnership’s assets under a foreclosure or other realization upon those encumbrances without that approval.

If the conditions specified in the Partnership Agreement are satisfied, the general partner may convert the Partnership or any of its subsidiaries into a new limited liability entity or merge it or any of its subsidiaries into, or convey all of the Partnership’s assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in its legal form into another limited liability entity, the general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the Partnership Agreement. The common unitholders are not entitled to dissenters’ rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of the Partnership’s assets or any other similar transaction or event.

Termination and Dissolution

The Partnership will continue as a limited partnership until terminated under the Partnership Agreement. The Partnership will dissolve upon:

●	the election of the general partner to dissolve the Partnership, if approved by the holders of common units representing a common unit majority;
●	there being no limited partners, unless the Partnership is continued without dissolution in accordance with applicable Delaware law;
●

at any time after 90% of the net proceeds from the sale of common units (after deduction of sales commissions, marketing fees and offering and organization expenses) have been invested, the election of the general partner to cause the Partnership to dissolve at any time that the present value of its after tax cash flows, discounted at 10%, from estimated net proved reserves at the end of any year falls below 20% of the net proceeds from our sale of common units;

●	the entry of a decree of judicial dissolution of this partnership; or
●

the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a common unit majority may also elect, within specific time limitations, to continue the Partnership’s business on the same terms and conditions described in the Partnership Agreement by appointing as a successor general partner an entity approved by the holders of common units representing a common unit majority, subject to the Partnership’s receipt of an opinion of counsel to the effect that:

●	the action would not result in the loss of limited liability of any limited partner; and
●

neither the Partnership, nor its wholly-owned operating subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon the Partnership’s dissolution, unless the Partnership is continued as a new limited partnership, the liquidator authorized to wind up the Partnership’s affairs will, acting with all of the powers of the general partner, take such actions that are necessary or appropriate to liquidate the Partnership’s assets and apply the proceeds of the liquidation in the same manner that the Partnership distributes cash at the end of each quarter. The liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to its partners.

Withdrawal or Removal of the General Partner

The general partner may not withdraw as general partner without the consent of holders of a majority of the common units, other than common units held by the general partner and its affiliates.

Upon withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in the Partnership, the holders of a common unit majority may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a common unit majority agree in writing to continue the Partnership’s business and to appoint a successor general partner.

The general partner may not be removed by the holders of common units.

Transfer of General Partner Interest

Except for transfer by the general partner of all, but not less than all, of its general partner interest to:

●	an affiliate of the general partner (other than an individual); or
●

another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, the general partner may not transfer its general partner interest in the Partnership without the consent of a common unit majority. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of the general partner, agree to be bound by the provisions of the Partnership Agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

The general partner and its affiliates may at any time, transfer common units to one or more persons, without common unitholder approval.

Transfer of Ownership Interests in the General Partner

The general partner has agreed not to undergo a change of control. A change of control is defined as any person or group of persons, other than “qualifying owners”, acquiring beneficial ownership of 50% or more of the outstanding membership interests in the general partner. A qualifying owner is generally defined as the current beneficial owners of the general partner and any conservator, guardian or similar person of such existing beneficial owner, and any trust, foundation or similar organization the beneficiaries of which include the existing beneficial owner.

Transfer of Incentive Distribution Rights

The general partner or its affiliates or a subsequent holder may transfer its IDRs to an affiliate of the holder or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the holders of a majority of the common units. The general partner may also transfer its IDRs to managers, officers and/or employees of the general partner and to managers, officers and/or employees of the members of the general partner. The general partner may not otherwise transfer the IDRs for three years following October 24, 2019, the final closing date, without the consent of a unit majority.

Meetings; Voting

Record holders of common units on the record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which approvals may be solicited.

The general partner does not anticipate that any meeting of common unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the common unitholders may be taken either at a meeting of the common unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of common units necessary to authorize or take that action at a meeting. Meetings of the common unitholders may be called by the general partner or by common unitholders owning at least 20% of the outstanding common units. Common unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding common units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the common unitholders requires approval by holders of a greater percentage of the common units, in which case the quorum will be the greater percentage.

Each record holder of a common unit has one vote. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with the Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in the Partnership’s books and records. Except as described under “— Limited Liability” , the common units will be fully paid, and common unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If the Partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that the Partnership has an interest in because of the nationality, citizenship or other related status of any limited partner, the Partnership may redeem the common units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from the Partnership, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in-kind upon our liquidation.

Indemnification

The Partnership will indemnify the following persons under the Partnership Agreement:

●	The general partner,
●	Any former general partner, and
●	Any director, officer, member, partner, fiduciary or trustee of any of the foregoing entities.

Any indemnification under these provisions will only be out of the Partnership’s assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to the Partnership to enable it to effectuate, indemnification. The Partnership may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the Partnership Agreement.

Governing Law, Venue and Jurisdiction

The Partnership Agreement is governed by the laws of the State of Delaware without regard to the principles of conflicts of law. Under the terms of the Partnership Agreement, each partner and each person holding any beneficial interest in the Partnership agree that any claims arising under the Partnership Agreement or related to the Partnership shall be exclusively brought in the Court of Chancery of the State of Delaware, provided, however that any claims over which the Court of Chancery of the State of Delaware does not have jurisdiction shall be brought in any other court in the State of Delaware having jurisdiction. The terms of the Partnership Agreement also provide that each partner irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware in connection with any claims pursuant to the Partnership Agreement.

Lack of Liquidity in Investment in Common Units

The common units will not be listed for trading or quotation on any securities exchange or other market, and you may have difficulty selling your common units. The common units are an illiquid investment, and purchasers should be able to hold their common units indefinitely.

Conditions to Becoming a Substitute Partner

An assignee of a common unit will not be entitled to any of the rights granted to a partner under the Partnership Agreement, other than the right to receive all or part of the share of the profits, losses, income, gain, credits and cash distributions or returns of capital to which his assignor would otherwise be entitled, unless the assignee becomes a substituted partner. In general, an assignee of a common unit will become a substitute limited partner upon acquisition of a common unit.

A substitute partner is entitled to all of the rights of full ownership of the assigned common units, including the right to vote.